EXHIBIT 21

SUBSIDIARY OF THE REGISTRANT

	Percentage Owned	State of Incorporation

Greene County Bank	100%	Tennessee

SUBSIDIARIES OF GREENE COUNTY BANK

Superior Financial Services, Inc.	100%	Tennessee
GCB Acceptance Corporation	100%	Tennessee
Fairway Title Company	100%	Tennessee